Mail Stop 3561

December 7, 2009

Zhenyong Liu
Chief Executive Officer
Orient Paper, Inc.
Nansan Gongli, Nanhuan Road
Xushui County, Baoding City
Hebei Province, The People's Republic of China 072550

> **Re:**  **Orient Paper, Inc.**
> **Form 8-K**
> **Filed December 1, 2009**
> **File No. 000-52639**

Dear Zhenyong Liu:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Ethan Horowitz
Staff Accountant